SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



RECEIVED
JUN 30 2006
160
SECTION
PROCESSING

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397



06040886

A. Corn Products International, Inc. Retirement Savings Plan for Hourly Employees
(Full title of the plan)

B. Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2005 and December 31, 2004.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2005.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corn Products International, Inc.
Retirement Savings Plan

Date: June 29, 2006

By: 

Name: John Surowiec
Title: Plan Administrator

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Table of Contents



Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Corn Products International Inc. Retirement Savings Plan for Hourly Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 26, 2006

Corn Products International, Inc.
Retirement Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Investments – at fair value	$ 5,590,646	$ 4,937,548
Participants' loans	598,994	513,566
Total investments	6,189,640	5,451,114
Receivables:		
Participant contributions	30,301	27,784
Employer contributions	3,099	2,813
Total receivables	33,400	30,597
Liabilities – corrective distribution payable	26	7,815
Net assets available for benefits	$ 6,223,014	$ 5,473,896

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions to net assets attributed to:		
Contributions:		
Participants	$	562,068
Employer		106,027
Total contributions		668,095
Investment income:		
Dividends and interest		274,970
Net appreciation in fair value of investments		108,805
Total additions		1,051,870
Deductions from net assets attributed to:		
Transfers between Corn Products' retirement savings plans		53,766
Distributions to participants, net of forfeitures		241,548
Administrative expenses		7,438
Total deductions		302,752
Net increase		749,118
Net assets available for benefits, beginning of year		5,473,896
Net assets available for benefits, end of year	$	6,223,014

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Corn Products International Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions

Participants may contribute between 1% and 15% of their compensation each pay period on a before-tax basis, subject to the limits imposed by the Internal Revenue Code ($14,000 for 2005). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of the participant, contributions are invested by the Trustee into the fund(s) that the participant has elected.

The Company makes a matching contribution to the Plan equal to 30% of the deferred contributions made by or on behalf of the participant that together do not exceed 4% of the participant's compensation for each payroll period during a plan year. In addition, the Company makes a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are earned for each five year period of completed service, and are equal to the number of years of completed service times the Company's average stock trading price during the period. Company matching contributions are 100% vested after five years of service. Service award contributions are always fully vested.

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

Notes to Financial Statements, continued

1. Description of Plan, continued

Participant Loans

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request, plus one percent. Loans are repaid through monthly payroll deductions and repayments are reinvested into the participant's account according to the current investment election. Current outstanding loans will mature from 2006 through 2011.

Payment of Benefits

Upon retirement, death or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses

Generally, fees of the Trustee and any other administrative expenses are paid by the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balance in a number of funds which invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

Investment Valuation

Investments held by the Plan are stated at quoted market value. Investments held in mutual funds, U.S. Government obligations, bonds and common stocks are valued at the quoted market price on December 31.

Participant loans receivable are valued at cost, which approximates fair value.

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Transactions and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrual basis.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

During 2005, fourteen investment options were available to participants for investment purposes. The Trustee manages the distribution of assets among funds and provides record keeping services. Following is a description of each fund:

Fidelity Magellan Fund
The Fidelity Magellan Fund is a diversified growth mutual fund. It seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of domestic and foreign companies.

Fidelity Contrafund
The Fidelity Contrafund is a growth mutual fund. It seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

Fidelity Investment Grade Bond Fund
The Fidelity Investment Grade Bond Fund is a fixed income mutual fund. It invests in investment grade debt securities.

Fidelity Growth & Income Portfolio
The Fidelity Growth & Income Portfolio is a growth and income mutual fund. It seeks long-term capital growth, current income, and growth by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

Fidelity Overseas Fund
The Fidelity Overseas Fund is a growth mutual fund that invests internationally. It seeks long-term growth of capital through investments in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

Fidelity Small Cap Stock Fund
The Fidelity Small Cap Stock Fund is a growth or value (or both) mutual fund that invests in domestic and foreign issuers. It seeks long-term growth of capital through investment in common stock of companies with small market capitalization (those with market capitalization similar to companies in the Russell 2000 Index or the S&P SmallCap 600).

Notes to Financial Statements, continued

3. Investments, continued

Fidelity Freedom Income Fund
The Fidelity Freedom Income Fund is an asset allocation mutual fund. It seeks to provide high current income and, as a secondary objective, capital appreciation. It invests in equity, fixed-income and money market funds and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000 Fund
The Fidelity Freedom 2000 Fund is an asset allocation mutual fund. It invests in equity, fixed-income and money market funds. Having met its target date, it will continue to become more conservative for 5-10 years, until the asset mix is approximately the same as that of the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2000.

Fidelity Freedom 2010 Fund
The Fidelity Freedom 2010 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2010 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund
The Fidelity Freedom 2020 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2020 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund
The Fidelity Freedom 2030 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2030 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund
The Fidelity Freedom 2040 Fund is an asset allocation mutual fund. It seeks to provide high total returns for those planning to retire around 2040 through investment in mutual stock funds and bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Managed Income Portfolio II
The Fidelity Managed Income Portfolio II is a stable value fund. It seeks to provide preservation of capital and a competitive level of income over time through the purchase of contracts issued by insurance carriers and banks.

Corn Products Stock Fund
The fund maintains investments primarily in the common stock of the Company.

Notes to Financial Statements, continued

3. Investments, continued

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Fidelity Magellan Fund	$ 1,461,720	$ 1,289,392
Fidelity Contrafund	1,226,540	1,008,605
Fidelity Growth & Income Portfolio	1,012,787	968,949
Fidelity Overseas Fund	498,587	419,334
Fidelity Managed Income Portfolio II	577,009	481,381
Corn Products Stock Fund	392,455	420,446

During 2005, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Fidelity Magellan Fund	$ 37,106
Fidelity Contrafund	147,169
Fidelity Investment Grade Bond Fund	(1,150)
Fidelity Growth & Income Portfolio	(102,593)
Fidelity Overseas Fund	68,755
Fidelity Small Cap Stock Fund	303
Fidelity Freedom Income Fund	87
Fidelity Freedom 2000 Fund	180
Fidelity Freedom 2010 Fund	1,931
Fidelity Freedom 2020 Fund	5,175
Fidelity Freedom 2030 Fund	1,003
Fidelity Freedom 2040 Fund	321
Corn Products Stock Fund	(49,482)
	$ 108,805

4. Related Party Transactions

The Plan allows participants to invest their account balances in shares of certain mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $7,438 for the year ended December 31, 2005.

The Plan also allows participants to invest their account balances in a unit-based fund that invests exclusively in shares of Corn Products International, Inc. common stock. These transactions also qualify as party-in-interest transactions.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter issued October 21, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the Internal Revenue Code "IRC". Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Notes to Financial Statements, continued

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current value
	Mutual Funds:			
*	Fidelity Magellan Fund	13,733 units	$	1,461,720
*	Fidelity Contrafund	18,938 units		1,226,540
*	Fidelity Investment Grade Bond Fund	8,121 units		59,848
*	Fidelity Growth & Income Portfolio	29,441 units		1,012,787
*	Fidelity Overseas Fund	11,982 units		498,587
*	Fidelity Small Cap Stock Fund	6,855 units		125,449
*	Fidelity Freedom Income	982 units		11,170
*	Fidelity Freedom 2000	1,410 units		17,222
*	Fidelity Freedom 2010	5,780 units		81,214
*	Fidelity Freedom 2020	6,485 units		95,401
*	Fidelity Freedom 2030	1,259 units		18,912
*	Fidelity Freedom 2040	1,397 units		12,332
*	Fidelity Managed Income Portfolio	577,009 units		577,009
	Common stock -			
*	Corn Products Stock Fund	35,009 units	$	392,455
*	Participant loans	Loans bearing interest at rates ranging from 5.00 to 10.5% and maturing from 2006 to 2011	$	598,994

* - denotes a party-in-interest to the Plan

See accompanying report of Independent Registered Public Accounting Firm.



Consent of Independent Registered Public Accounting Firm

The Board of Directors
Corn Products International, Inc.:

We consent to the incorporation by reference in the Registration Statement (Nos. 333-43479, 333-43525, 333-717573, 333-75844, 333-31000 and 333-105600) on Form S-8 of Corn Products International, Inc. of our report dated June 26, 2006, relating to the statements of net assets available for benefits of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005 and the supplemental schedule as of December 31, 2005, which report appears in this December 31, 2005 Annual Report on Form 11-K of Corn Products International, Inc. Retirement Savings Plan for Hourly Employees.

KPMG LLP

Chicago, Illinois
June 28, 2006